December 12, 2024

James McCormick
Chief Executive Officer
Western Acquisition Ventures Corp.
42 Broadway, 12th Floor
New York, NY 10004

       Re: Western Acquisition Ventures Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed December 4, 2024
           File No. 001-41214
Dear James McCormick:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology
cc:   Keith J. Billotti